26601 W. Agoura Road Calabasas, CA 91302 Tel 877-FOR-IXIA Fax 818-871-1805 www.ixiacom.com

June 17, 2013

VIA EDGAR AND FEDEX

Mr. Brian Cascio

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Ixia
Form 10-K for the fiscal year ended December 31, 2012
Filed April 4, 2013
Form 10-Q for the quarterly period ended March 31, 2013
Filed May 10, 2013
Form 8-K/A dated August 24, 2012
Filed November 9, 2012
File No. 000-31523

Dear Mr. Cascio:

This letter sets forth the responses of Ixia (sometimes referred to herein as the “Company”) to the comments of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated June 3, 2013, with respect to the above referenced filings. We have duplicated the comments set forth in the comment letter in this letter and have provided responses to each comment. We hope that the responses set forth below answer your questions and resolve any concerns you may have.

Form 10-K for the fiscal year ended December 31, 2012

Financial Statements

Note 15. Restatement, page 114

1.

We note that you have restated your financial statements for the years ended December 31, 2011 and 2010 and your unaudited quarterly financial information for each of the quarters in the year ended December 31, 2011 and for the first three quarters in the year ended December 31, 2012 to correct the manner in which you recognize revenue related to your warranty and software maintenance contracts. We also note that you have not filed and do not intend to file amendments to the previous financial statements that were affected as a result of the error corrections, which impact accounting periods beginning in 2008. Please explain to us in a greater detail why you do not believe that restatements to any period prior to fiscal year 2010 are necessary and how you concluded that amendments to any previous filings are not required.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

June 17, 2013

Response:

As the Staff noted, the Company has included in its Annual Report on Form 10-K for the year ended December 31, 2012, as filed with the Commission on April 4, 2013 (the “2012 Form 10-K”), (i) restated consolidated financial statements for the years ended December 31, 2011 and 2010, and (ii) restated unaudited quarterly financial statements for each of the quarters in the year ended December 31, 2011 and for the first three quarters in the year ended December 31, 2012 (collectively, the “Restated Periods”). The 2012 Form 10-K also includes additional detailed information regarding the effects of the restatement on the Company’s previously issued financial statements for such periods and on the reasons for and nature of the restatement, including in the following sections of the 2012 Form 10-K:

•	Explanatory Note at the beginning of the 2012 Form 10-K,

•	Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on page 46,

•	Selected Financial Data beginning on page 43,

•	Footnote 1 (under “Basis of Presentation”) to the audited consolidated financial statements beginning on page 80,

•	Footnote 14 (under “Quarterly Financial Summary (Unaudited)”) to the audited consolidated financial statements beginning on page 113, and

•	Footnote 15 (the “Restatement Footnote”) to the audited consolidated financial statements beginning on page 114.

The Company believes that the full restatement of financial statements for any period prior to fiscal year 2010 beyond the financial data for 2008 and 2009 (as described below) that is included in the 2012 Form 10-K would not currently be useful to investors and other users of our financial statements in understanding the business trends and results of operations of the Company. The 2012 Form 10-K contains audited consolidated financial statements for the Company’s most recent three fiscal years, namely 2012, 2011 and 2010, and the Company believes that such financial statements, including the restated financial statements for 2011 and 2010, are sufficient for purposes of providing financial statement users with the information that is necessary to an understanding of the effect of the restatement on the Company’s most pertinent recent fiscal years, as well as the reasons for and impacts of the two identified errors in the Company’s historic revenue recognition practices.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

June 17, 2013

As the Company has previously disclosed, including in the 2012 Form 10-K, the corrections in the Company’s revenue recognition practices resulted in a shift of revenues between accounting periods in the Company’s previously issued financial statements and did not have any impact on the total amount of revenue recognized over the life of a warranty and software maintenance contract or arrangement. In addition to what the Company disclosed elsewhere in the 2012 Form 10-K and as noted above, in Item 6 of the 2012 Form 10-K entitled “Selected Financial Data” beginning on page 43, the Company sets out for each of 2008 and 2009 selected restated financial information, including the Company’s restated revenues and net income for such periods. The Company was in a loss position in 2008 and 2009, and the restatement adjustments did not change this fact or distort the Company’s previously reported revenue or earnings trends. With respect to periods prior to 2010, the Company also fully explains in the 2012 Form 10-K (i) the reasons for and nature of the restatement, including a detailed explanation of the two identified errors in the Company’s historic revenue recognition practices and (ii) the manner in which the errors were corrected.

The Company also believes that the restated financial statements and additional information regarding the restatement that are included in the 2012 Form 10-K obviate the need for the Company to file amendments to its previous filings for the Restated Periods. The factors that the Company believes make amendment of such previous filings unnecessary include the following:

a. The 2012 Form 10-K fully explains: (i) the reasons for and nature of the restatement, including a detailed explanation of the two identified errors in the Company’s historic revenue recognition practices, (ii) the manner in which the errors were corrected and (iii) the effects of the restatement, for each of the two errors separately, on each impacted financial statement line for all of the Company’s previously issued financial statements for the Restated Periods.

b. The restated unaudited interim period information for each of the quarters in the year ended December 31, 2011 and for the first three quarters in the year ended December 31, 2012, which information appears in the Restatement Footnote beginning on page 114, is presented for the balance sheets and statements of income in a level of detail consistent with Regulation S-X Article 10-01(a)(2) and (3), and the appropriate portions of Article 10-01(b). The Restatement Footnote also includes restated statements of comprehensive income and statements of cash flows for each of the aforementioned interim periods. The Company believes that the foregoing disclosures in the 2012 Form 10-K provide financial statement users with the information necessary to understand the effects of the restatement on each affected quarterly period.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

June 17, 2013

c. In view of the detailed information that has already been provided in the 2012 Form 10-K, the Company does not believe that amendment of previous filings for the Restated Periods would provide any additional information that is necessary to an understanding of the restatement or its effect on the Company’s financial statements, financial condition or results of operations for such periods. The restatement does not affect the Company’s business, liquidity, capital resources or financial commitments for the Restated Periods. The Company also does not believe that amending Management’s Discussion and Analysis of Financial Condition and Results of Operations in each of its previously filed reports for the Restated Periods would provide any additional information that is necessary to an understanding of the impact of the restatement on the Company for the affected periods. Similarly, the Company does not believe that any additional financial statement footnote information in any amended filings for the Restated Periods would provide information that is necessary to an understanding of the Company’s restated financial statements for such periods.

d. The Company’s previous filings for the Restated Periods and for 2008 and 2009 are no longer incorporated by reference into any of the Company’s registration statements on Form S-8 filed with the Commission in 2013 or thereafter or in prospectuses relating thereto; for purposes of other active registration statements on Form S-8 and related prospectuses, the 2012 Form 10-K effectively supersedes all filings for the Restated Periods.

e. The Company believes that it was appropriate to present the restated financial statements in the 2012 Form 10-K because, by presenting the information in this manner, the Company allows its financial statement users to access all current and corrected information about the Company in a single report. More than a year has passed since the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”), and all information contained in the 2011 Form 10-K and in the Company’s quarterly reports for 2011 and 2012 has been corrected and updated in, and superseded by, the 2012 Form 10-K. Had the Company presented the restated financial information in various amended filings for the Restated Periods, the Company’s financial statement users would have had to review separate filings for each annual and quarterly period included in the Restated Periods in order to obtain an understanding of the same information that is presented in the 2012 Form 10-K. In the Company’s view, such a presentation might also adversely affect the financial statement user’s ability to readily understand the impact of the restatement on the Restated Periods. The Company therefore believes that presentation of the restatement information in amended filings would not have provided any meaningful benefit to the users of its financial statements.

f. With regard to 2008 and 2009 and as noted above in the Company’s discussion of periods prior to fiscal 2010, in the 2012 Form 10-K, in Selected Financial Data beginning on page 43, the Company provided restated statement of operations and balance sheet financial information for those years. The Company believes that the 2008 and 2009 information is provided in sufficient detail to allow financial statement users to understand the impact of the restatement on those periods without the filing of amended reports covering them.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

June 17, 2013

We understand that the Staff has, in the past, in certain instances not required issuers to amend prior filings under the Securities Exchange Act of 1934 if their most recent annual report includes comprehensive restatement disclosures similar to those included in the Company’s 2012 Form 10-K. In view of such instances and for the reasons set forth above, the Company respectfully submits that amendments to its filings for the Restated Periods should not be required. The Company believes that the 2012 Form 10-K provides the Company’s financial statement users with all financial and related information that is necessary to an understanding of the impact of the restatement on the Company and its previously issued financial statements for the Restated Periods and for an investor to make informed investment decisions about the Company.

2.

As a related matter, we see from page 78 that restatement adjustments of $3.3 million were recorded against the beginning retained earnings balance as of December 31, 2009. Please clarify who audited the restatement adjustments related to periods prior to January 1, 2010.

Response:

The Company’s previous independent registered public accounting firm, which is named in the “Report of Independent Registered Public Accounting Firm” beginning on page 74 of the 2012 Form 10-K, audited the restatement adjustment of $3.3 million that related to periods prior to January 1, 2010 and that were recorded as an adjustment to the beginning retained earnings balance as of January 1, 2010 as reflected in the Consolidated Statements of Shareholders’ Equity beginning on page 78 of the audited financial statements of the Company included in the 2012 Form 10-K.

Form 10-Q for the quarterly period ended March 31, 2013

Item 4. Controls and Procedures, page 30

3.

We see you assessed your disclosure controls and procedures as of December 31, 2012 as “not effective” due to the material weakness that resulted in the restatement of your financial statements. Subsequently, you conclude that as of March 31, 2013, disclosures controls and procedures are effective and state that there have been no changes in internal control over financial reporting in the fiscal quarter ended March 31, 2013. Please tell us how disclosure controls and procedures are now effective at March 31, 2013 without any changes in internal control over financial reporting. Please also reconcile the statement that there were no changes in internal control over financial reporting in the quarter ended March 31, 2013 with the disclosure of the remediation efforts to address the material weakness subsequent to year-end on page 64 of your Form 10-K.

Response:

The Company’s management concluded, as reported in the 2012 Form 10-K, that the Company’s disclosure controls and procedures were not effective as of December 31, 2012. As reported in the 2012 Form 10-K, the Company’s management also concluded that as of December 31, 2012 the Company did not maintain effective control over financial reporting because of two material weaknesses related to the accuracy with which the Company had historically recognized revenue for its warranty and software maintenance contracts and arrangements.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

June 17, 2013

During the first quarter of 2013 and as disclosed in the 2012 Form 10-K, the Company fully corrected the two identified errors in the manner in which the Company recognized revenue for its warranty and software maintenance contracts, including a previous implied warranty and software maintenance arrangement with one of the Company’s customers. In order to correct the errors for the Restated Periods and to help ensure that such errors do not recur, the Company updated and implemented changes to its revenue recognition policies and practices related to the Company’s warranty and software maintenance contracts and arrangements to (i) properly recognize revenue associated with such contracts and arrangements in accordance with accounting principles generally accepted in the United States and (ii) recognize the associated revenue for such contracts and arrangements over the appropriate accounting periods, including when to cease the deferral of revenue for any implied warranty and software maintenance arrangements. To effect these changes in the Company’s revenue recognition policies and practices, the Company updated the underlying process and supporting schedules used to record revenue relating to warranty and software maintenance contracts and arrangements, while also ensuring that those responsible for the preparation and review of the supporting schedules were well-informed and educated with respect to the Company’s updated revenue recognition policies and practices for warranty and software maintenance contracts and arrangements. The Company’s design and implementation of the foregoing measures addressed the material weaknesses that had been identified as of December 31, 2012 and served to enhance and materially improve the Company’s internal control over financial reporting during the first quarter of 2013.

In evaluating its disclosure controls and procedures as of March 31, 2013, the Company’s management determined that the changes in its revenue recognition policies and practices, including the associated modifications to the related process and supporting schedules used to record its warranty and software maintenance revenues and the education of Company personnel, allowed management to conclude that the Company’s disclosure controls and procedures were effective as of March 31, 2013.

On page 30 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, as filed with the Commission on May 10, 2013 (the “Form 10-Q”), in Item 4 under “Changes in Internal Control over Financial Reporting,” the Company reported that during the first quarter of 2013 there were no changes to the Company’s internal control over financial reporting that had materially affected or that were reasonably likely to materially affect the Company’s internal control over financial reporting. In making this determination, the Company believed that the changes to the Company’s revenue recognition policies and practices related to its warranty and software maintenance contracts and arrangements, while representing discrete and material changes in accounting practices, did not represent a change to the Company’s internal control over financial reporting. However, after re-analyzing the facts and circumstances surrounding the changes to the Company’s revenue recognition policies and practices, including the associated modifications to the related process and supporting schedules and the education of employees, the Company believes that such changes did in fact represent changes in internal control over financial reporting because, taken together, the modifications provide reasonable assurance that revenue related to the Company’s warranty and software maintenance contracts and arrangements is recorded in accordance with accounting principles generally accepted in the United States and in the appropriate period during the first quarter of 2013. Such modifications addressed the two material weaknesses that had been identified as of December 31, 2012 and enhanced the Company’s internal control over financial reporting.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

June 17, 2013

In view of the foregoing, the Company believes that such changes in the Company’s internal control over financial reporting materially affected or are reasonably likely to materially affect its internal control over financial reporting. To disclose the Company’s revised determination, the Company proposes to amend Item 4 in the Form 10-Q in a Quarterly Report on Form 10-Q/A solely to replace the language that appears under “Changes in Internal Control over Financial Reporting” in Item 4 with the following language:

“To address the material weaknesses in our internal control over financial reporting that existed as of December 31, 2012, as more fully described in Part II, Item 9A of our 2012 Form 10-K beginning on page 64 and in light of the Company’s restatement of certain previously filed financial statements as described in the 2012 Form 10-K, during the quarter ended March 31, 2013, we made certain changes to our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that, taken together, have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Specifically, during the quarter ended March 31, 2013, the Company addressed the two material weaknesses that had been identified as of December 31, 2012 and enhanced the Company’s internal control over financial reporting by updating and implementing changes to the Company’s revenue recognition policies and practices related to the Company’s warranty and software maintenance contracts and arrangements to (i) properly recognize revenue associated with such contracts and arrangements in accordance with accounting principles generally accepted in the United States and (ii) recognize the associated revenue for such contracts and arrangements over the appropriate accounting periods, including determining when to cease the deferral of revenue for any implied warranty and software maintenance arrangements. To effect these changes in the Company’s revenue recognition policies and practices, the Company updated the underlying process and supporting schedules used to record revenue relating to warranty and software maintenance contracts and arrangements and ensured that those responsible for the preparation and review of the supporting schedules are well-informed and educated with respect to the Company’s updated revenue recognition policies and practices for warranty and software maintenance contracts and arrangements.”

The Company intends to file the amendment to the Form 10-Q to reflect the above proposed language, as well as to respond to any additional comment or feedback from the Staff, upon the completion of the Staff’s review and comment regarding the Form 10-Q.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

June 17, 2013

Form 8-K/A dated August 24, 2012

Exhibit 99.1 – BreakingPoint Systems, Inc. Financial Statements

Independent Auditor’s Report

4.

We note that the Independent Auditor’s Report for BreakingPoint Systems, Inc. does not include the auditor’s name or conformed signature. Please amend your filing to include an independent auditor’s report that complies with Rule 2-02 of Regulation S-X.

Response:

Prior to filing with the Commission on November 9, 2012 the Current Report Form 8-K/A dated August 24, 2012 (the “Form 8-K/A”), the Company inadvertently failed to add the audit firm’s conformed signature to the independent auditor’s report included in Exhibit 99.1 to the Form 8-K/A. As reflected in the conformed signature to the Consent of Independent Registered Public Accounting Firm included as Exhibit 23.1 to the Form 8-K/A, the independent auditor for BreakingPoint Systems, Inc. was KPMG LLP. In view of the omission of the conformed signature in the independent auditor’s report in the Form 8-K/A, the Company filed with the Commission on June 14, 2013 a Current Report on Form 8-K/A dated August 24, 2012 to re-file Exhibit 99.1 to the Form 8-K/A as corrected to include the auditor’s conformed signature and to comply with the requirements of Rule 2-02 of Regulation S-X.

*     *     *

In providing the above responses, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brian Cascio

U.S. Securities and Exchange Commission

Re: Ixia (File No. 000-31523)

June 17, 2013

The Company, in conjunction with its counsel and its auditors, has worked diligently to respond to your comments as expeditiously as possible, and we hope that we have fully addressed and resolved any concerns you may have had. If you wish to discuss this letter, or if you have further questions, please feel free to call me at (818) 444-2325.

Sincerely,

/s/ Thomas B. Miller

Thomas B. Miller

Chief Financial Officer

Ixia

26601 W. Agoura Road

Calabasas, CA 91302

cc:	Ronald W. Buckly
Senior Vice President, Corporate Affairs and
General Counsel, Ixia